Exhibit 99.5

NICE Actimize Scores Best-in-Class Ranking in
Aite Group’s “AIM Evaluation: Trade Surveillance and Monitoring
Solution Vendor Landscape Report 2019”

 NICE Actimize achieved best-in-class ratings across vendor stability, client strength, and product features with highest average score among participating vendors

Hoboken, NJ, January 14, 2019 – NICE Actimize, a NICE (NASDAQ: NICE) business, and a leader in Autonomous Financial Crime Management, has achieved a Best-in-Class ranking in Aite Group’s “AIM (Aite Impact Matrix) Evaluation: Trade Surveillance and Monitoring Solution Vendor Landscape Report 2019”, achieving best-in-class ratings in the categories of vendor stability, client strength and product features with the highest average score among this year’s 12 participating vendors.

According to the Aite Group report, “After evaluating functionality, coverage, stability, and diversity along with customer reference ratings, the drivers behind NICE Actimize’s leadership position in the industry become clear: their Markets Surveillance solution offers an expansive range of features and maintains a consistent focus on developing and offering advanced analytics and next-gen functionality, and customer reference feedback indicates that their execution in product offerings does not disappoint.”

Aite also highlighted NICE Actimize’s top three product initiatives over the past three years, noting the launch of its behaviorial analytics solution, its analytics for high frequency trading; and holistic correlations. The report also noted that in the next 12-18 months, NICE Actimize will be focused on initiatives that include an advanced rule authoring tool, tuning and simulation, and expanding its cloud solution set.

Craig Costigan, CEO, NICE Actimize
"We thank the analyst team at Aite Group for recognizing our industry-leading product innovations and the importance we place on supporting our expanding global customer base. As the markets and communications surveillance categories continue to grow, our advancements in next-generation technology are poised to be a key differentiator for us.”

Spencer Mindlin, Aite Group Analyst
“As firms are increasingly preferring to buy rather than build their surveillance and monitoring technology, and new customer categories, including buy-side firms, lower-tier sell-side firms, market centers in the emerging and frontier markets, continue to become more entrenched in surveillance technology investment, the vendor market is expected to grow at a yearly double-digit rate for at least the next three years. Aite Group estimates that trade and market surveillance technology has been expanding at an average growth rate of 15.5% per year since 2010, and will surpass US$1billion by 2021.”

To download a complimentary copy of the Aite Group “AIM Evaluation: Trade Surveillance and Monitoring Solution Vendor Landscape Report 2019” please click here.

For additional resources:
•	NICE Actimize Markets Surveillance, please click here.
•	NICE Actimize Trade Reconstruction, please click here.
•	NICE Actimize Behaviorial Analytics, please click here.

About Aite Group
Aite Group is a global research and advisory firm delivering comprehensive, actionable advice on business, technology, and regulatory issues and their impact on the financial services industry. With expertise in banking, payments, insurance, wealth management, and the capital markets, we guide financial institutions, technology providers, and consulting firms worldwide. We partner with our clients, revealing their blind spots and delivering insights to make their businesses smarter and stronger. Visit us on the web and connect with us on Twitter and LinkedIn.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premise enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson +1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.